

PROPOSED CANADIAN OFFICE REIT

March 2010

BPO Properties

Forward Looking Statements

This document contains forward-looking statements and information within the meaning of applicable securities legislation, including statements about BPO Properties' beliefs and expectations relating to the proposed transaction, benefits that are expected to be realized as a result of the transaction and Brookfield Office Properties Canada's property portfolio, management arrangements and anticipated distributions. There can be no assurance that the proposed transaction will be consummated or that the anticipated benefits will be realized. The proposed transaction is subject to various approvals and consents and there can be no assurance that any such approvals or consents will be obtained. Although BPO Properties believes that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information. Accordingly, the company cannot give any assurance that its expectations will in fact occur and cautions that actual results may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements and information include general economic conditions; local real estate conditions; timely leasing of newly-developed properties and re-leasing of occupied square footage upon expiration; dependence on tenants' financial condition; the uncertainties of real estate development and acquisition activity; the ability to effectively integrate acquisitions; interest rates; availability of equity and debt financing; the impact of newly-adopted accounting principles on the company's accounting policies and on period-to-period comparisons of financial results, including changes in accounting policies to be adopted under International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board; and other risks and factors described from time to time in the documents filed by the company with the securities regulators in Canada, including in the Annual Information Form under the heading "Business of BPO Properties – Company and Real Estate Industry Risks" and in the company's annual report under the heading "Management's Discussion and Analysis." The company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by law.



REIT CONVERSION OVERVIEW

BPO Properties

Summary of Conversion

- BPO Properties ("BPP") proposes to convert to pre-eminent Canadian Office REIT to be named Brookfield Office Properties Canada ("BOPC")
- BOPC will acquire Brookfield Properties' interest in Brookfield Place, widely regarded as the top commercial complex in Canada
- On conversion, BOPC will:
  - Pay a $100 million special distribution, or $1.02 per unit
  - Begin paying monthly distributions of $0.0667 per unit ($0.80 per unit on an annualized basis), double BPP's current quarterly dividend of $0.10 per share
- Brookfield Properties, which will own a 91% equity interest in BOPC, has indicated it will consider reducing its interest in BOPC to enhance the market liquidity
- The Canadian Office Fund, certain development properties, as well as certain assets which are not permitted to be owned by a REIT, will not be transferred to BOPC
- Existing preferred shares of BPP will not be assumed by the REIT
- The board of directors of BPP unanimously recommends that shareholders approve the reorganization and believe that creating the REIT will enhance shareholder value by broadening investor base
  - Transaction was reviewed and recommended by independent committee
  - Shareholder meeting to approve transaction expected to take place on April 9, 2010
  - Information circular describing the transaction is anticipated to be available in mid March

BPP to BOPC

The following table summarizes the pro forma financial impact of the proposed conversion:

C$ billions (except per share amounts)	BPP	Canada Fund	Brookfield Place	Other	Dividend	BOPC
Property assets	$ 3.3	$ (0.4)	$ 0.9	$ (0.1)	$ -	$ 3.7
Property specific debt	(1.5)	0.2	(0.4)	-	-	(1.7)
	1.8	(0.2)	0.5	(0.1)	-	2.0
Other assets, net	0.2	-	-	(0.1)	(0.1)	-
Preferred shares	(0.2)	-	-	0.2	-	-
Common equity[1]	$ 1.8	$ (0.2)	$ 0.5	$ -	$ (0.1)	$ 2.0
Number of shares (in millions)	85	(11)	25	(1)	98	98
Value per share	$ 20.9	$ 20.9	$ 20.9	$ 20.9	$ (1.0)	$ 19.9
Shares owned by BPO	76	(11)	25	(1)		89
Ownership %	89.7%					91.1%
Debt to capitalization	46%					46%
Funds from operations (C$ millions)[2][3][4]	$ 109					$ 118
AFFO (C$ millions)	77					91
FFO per share	$ 1.28					$ 1.20
AFFO per share	0.91					0.93

(1) Presented at fair value at December 31, 2009, unaudited

(2) Forecasted for 2010 and presented on an annualized basis for BOPC

(3) After preferred share dividends of $6 million in BPP & nil in BOPC

(4) Net income to common shareholders of $50 million for BPP after taking into account depreciation and future taxes of $58 million, and net income of $62 million after taking into account $56 million of depreciation



BROOKFIELD OFFICE PROPERTIES CANADA

BPO Properties

Overview of BOPC

- Invested in 19 properties, comprising 14 million square feet
- Prominent, well-located assets in Toronto, Calgary & Vancouver
- High-quality office portfolio; financing structures minimize risk
- In place: High rents, high occupancy levels and long-term leases
- Disciplined management team
- Stable operating income; steady stream of cashflow



Brookfield Place, Toronto



Bankers Hall, Calgary



Royal Centre, Vancouver

Long-term Lease Profile

BOPC has a 7.5 year average lease term with minimal near-term lease expiries


Average Lease Term by Market
Average 7.5 years
6
9
9
Toronto
Calgary
Vancouver

Diversified, High-Credit Quality Tenants

Our premier portfolio attracts the best-credit tenants, providing a long-term, high-quality cash flow

Tenant	Location	Sq. Ft.	Expiry	Credit Rating
Suncor Energy	Calgary	1,015,000	2028	BBB+
Imperial Oil	Calgary	717,000	2016	AAA
Talisman Energy	Calgary	539,000	2015	BBB
RBC Financial Group	Toronto, Calgary, Vancouver	489,000	2024	AA-
Canada Natural Resources	Calgary	305,000	2011	BBB
CIBC	Toronto, Calgary	305,000	2034	A+
Enbridge Inc.	Calgary	255,000	2013	A-
EnCana Corporation	Calgary	241,000	2014	BBB+
Government of Canada	Toronto	184,000	2013	AAA
Lombard Insurance	Toronto	144,000	2012	A-
Westcoast Energy	Calgary	132,000	2013	BBB+
National Bank of Canada	Toronto	121,000	2013	A
HSBC of Canada	Toronto	109,000	2011	AA

Industry-Leading Occupancy Rates

Pro-active leasing strategy has result in portfolio occupancy rate of 99.0%


Vacancy Rates
11.6%
6.6%
7.0%
8.2%
5.9%
1.3%
0.2%
1.0%
Toronto
Calgary
Vancouver
Average
BOPC
Market

Low Rollover Profile

Our limited vacancy and minimal rollover exposure ensures continuity of cash-flow as well as low capital expenditures and leasing costs. Only 3.8% of leases expire in 2010.

000's Sq. Ft. CITY	CURRENT	2010	2011	2012	2013	2014	2015	2016+	PARKING	TOTAL[1]
Toronto*	57	222	374	472	811	196	344	1,768	1,195	5,439
Calgary	10	160	597	366	481	99	1,145	2,780	898	6,536
Vancouver	35	20	71	62	84	7	61	249	264	853
Total	102	402	1,042	900	1,376	302	1,550	4,797	2,357	12,828
	1.0%	3.8%	10.0%	8.6%	13.1%	2.9%	14.8%	45.8%		100.0%

**Excludes Bay Adelaide West Tower*



PORTFOLIO

BPO Properties

Toronto



BROOKFIELD STATISTICS	
Number of operating properties	9
Development property	1
Portfolio sq. ft. (000's)	5,441
Portfolio parking sq. ft. (000's)	1,607
Portfolio vacancy (Q4 2009)*	1.3%
Market vacancy (Q4 2009)	6.6%


VACANCY / ROLLOVER EXPOSURE*
57
222
374
472
810
Currently Available
2010
2011
2012
2013
000's sq. ft.

% Vacant	Currently Available	2010	2011	2012	2013
Toronto Portfolio*	1.3%	5.2%	8.8%	11.1%	19.1%

Pictured Above: Bay Wellington Tower, Brookfield Place
*Excludes Bay Adelaide West Tower and includes Merivale Place

Toronto



Bay Wellington Tower

1.3 million sq. ft.

99.0% occupied



Brookfield Place Retail

743,000 sq. ft.

97.9% occupied



HSBC Building

225,000 sq. ft.

100% occupied

Toronto



Exchange Tower

1.2 million sq. ft.

98.6% occupied



105 Adelaide Street

232,000 sq. ft

99.5% occupied



Hudson's Bay Centre

1.1 million sq. ft.

97.4% occupied

Toronto



22 Front Street

144,000 sq. ft.

100% occupied



Queen's Quay Terminal

504,000 sq. ft.

98.5% occupied



Bay Adelaide Centre – West Tower

1.6 million sq. ft.

74% preleased

Calgary




VACANCY / ROLLOVER EXPOSURE
10
160
597
366
481
Currently Available
2010
2011
2012
2013
000's sq. ft.

BROOKFIELD STATISTICS

Number of operating properties	8
Portfolio sq. ft. (000's)	5,637
Portfolio parking sq. ft. (000's)	898
Portfolio vacancy (Q4 2009)	0.2%
Market vacancy (Q4 2009)	11.6%

% Vacant	Currently Available	2010	2011	2012	2013
Calgary Portfolio	0.2%	2.8%	10.6%	6.5%	8.5%

Pictured Above: Bankers Hall

Calgary



Bankers Hall
(three buildings)

2.6 million sq. ft.

99.9% occupied



Fifth Avenue Place
(two buildings)

1.7 million sq. ft.

99.5% occupied



Bankers Court
(one building)

324,000 sq. ft.

100% occupied



Suncor Energy Centre
(two buildings)

2.0 million sq. ft.

100% occupied

Vancouver



BROOKFIELD STATISTICS	
Number of operating properties	1
Portfolio sq. ft. (000's)	588
Portfolio parking sq. ft. (000's)	264
Portfolio vacancy (Q4 2009)	5.9%
Market vacancy (Q4 2009)	7.0%

VACANCY / ROLLOVER EXPOSURE


35
20
71
62
84
Currently Available
2010
2011
2012
2013

000's sq. ft.

% Vacant	Currently Available	2010	2011	2012	2013
Vancouver Portfolio	5.9%	3.4%	12.1%	10.6%	14.4%

Pictured Above: Royal Centre



ADDITIONAL INFORMATION

BPO Properties

Management Arrangements

- Brookfield Properties will continue to provide asset and property management services for this portfolio to BOPC under new arrangements which have been set at market terms as summarized below
  - Benefit from continuity of existing management, systems and control environment
  - Global real estate expertise in asset management, property management, development and construction
  - Global tenant, banking and vendor relationships
- In addition, unlike a number of other externally managed structures, Brookfield Properties will have a significant ownership interest in BOPC and as a result will have interests closely aligned with those of the unitholders

Base management	0.25% of enterprise value
Performance	15% of amount above 2010 FFO Plus 5%[1]
Development	10% of first \$2M of project costs plus 4% in excess of \$2M to \$20M[2]
Property management	Lesser of 3% of gross revenues or amount designated in leases
Leasing	\$0.65-0.85 psf depending on term and reduced if outside broker involved
Term	10 years + five-year renewal periods

[1] Base management and performance fees are capped at 0.50% of enterprise value in aggregate

[2] For projects with an estimated cost of \$20M or more, the fee will be separately negotiated

Senior Management Team

Name	Position	Phone
Ric Clark	Chairman	(212) 417-7063
Tom Farley	President & Chief Executive Officer	(416) 369-2706
Jan Sucharda	Chief Operating Officer	(416) 369-6095
Bryan Davis	Chief Financial Officer	(416) 359-8612
Ricky Tang	Vice President & Controller	(416) 369-8285
Melissa Coley	Vice President, Investor Relations	(416) 359-8693

Analyst Coverage

Company	Name	Phone	Name	Phone
CIBC World Markets	Rossa O'Reilly	(416) 594-7296	Alex Avery	(416) 594-8179
TD Newcrest	Sam Damiani	(416) 983-9640	Maurice Choy	(416) 983-4406

BPO Properties